FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 3, 2014

TRANSLATION

Autonomous City of Buenos Aires, April 3, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: General Ordinary and Extraordinary Shareholders' Meeting of YPF S.A. to be held on April 30, 2014

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 74 of the Buenos Aires Stock Exchange Regulations.

In that connection, we enclose the call notice published in the daily Gazette of the Buenos Aires Stock Exchange.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

 TRANSLATION

YPF SOCIEDAD ANÓNIMA
CALL NOTICE

The Shareholders are hereby called to a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 30, 2014 at 11:00 a.m., at the Company’s offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, to consider the following:

AGENDA:
1.	Appointment of two Shareholders to sign the minutes of the Meeting.
2.
Consideration of the Board of Directors’ resolutions regarding the creation of a long-term plan of compensation in shares for employees, through the acquisition of shares held by the Company in accordance with Article 64 et. seq. of Law 26,831. Exemption from the preemptive offer of shares to shareholders pursuant to Article 67 of Law 26,831.

3.
Consideration of the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to the Fiscal Year No. 37 begun on January 1, 2013 and ended on December 31, 2013.

4.	Use of profits accumulated as of December 31, 2013. Constitution of reserves. Declaration of dividends.
5.	Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2013.
6.	Appointment of the Independent Auditor who shall report on the annual financial statements as of December 31, 2014 and determination of its remuneration.
7.	Extension of the powers delegated to the Board of Directors to determine the terms and conditions of the notes issued under the current Global Medium-Term Notes Program.
8.	Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended on December 31, 2013.
9.	Remuneration of the Board of Directors for the fiscal year ended on December 31, 2013.
10.	Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2013.
11.	Determination of the number of regular and alternate members of the Supervisory Committee.
12.	Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.
13.	Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.
14.	Determination of the number of regular and alternate members of the Board of Directors.
15.	Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.
16.	Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.
17.	Determination of the remuneration to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year begun on January 1, 2014.
18.	Consideration of the withdrawal of the corporate liability action initiated by the Company against Mr. Antonio Brufau Niubó.

NOTES:

1)
The Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, under Section 238 of Law No. 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued to that end by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance to Meetings, at the corporate offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., until April 24, 2014 inclusive. The Company will provide the shareholders with the receipts that will enable them to attend the Meeting.

2)
The shareholders who are entities organized abroad are reminded that, under Resolution 7/2005 of the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with Section 123 of Law No. 19,550. Likewise, under Article 22, Chapter II, Title II of the National Securities Commission Regulation (Comisión Nacional de Valores) (N.T. 2013) approved by Resolution No. 622/2013 of that Commission, at the time of providing notice of the attendance and of the actual attendance, they must demonstrate, with respect to the holders of shares and their representatives, respectively, the following information: name, surname and identity document; or corporate name and incorporation information, as the case may be, and the other information specified in such regulation.

3)	In order to consider the Agenda, the Shareholders of all classes of shares shall exercise their voting rights jointly, except with respect to items 12, 13, 15 and 16.
4)	With respect to item 2 of the Agenda, the Shareholders' meeting will be conducted as an Extraordinary Meeting.
5)
The Shareholders are required to appear at the location designated for the General Shareholders' Meeting at least 15 minutes prior to the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Miguel Matías Galuccio, President of YPF S.A., appointed as Director pursuant to the the General Ordinary and Extraordinary Shareholders’ Meeting minutes No. 39, dated 4/30/2013 and its continuation on 5/30/2013, and President pursuant to the Board of Directors Minutes No. 339, dated 5/31/2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 4, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer